UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 26, 2024 titled “Notice of Results of 2024 Annual General Shareholders’ Meeting held on April 26, 2024”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 26, 2024

Item 1

NOTICE OF RESULTS OF
2024 ANNUAL GENERAL SHAREHOLDERS’ MEETING
ARCOS DORADOS HOLDINGS INC.

Arcos Dorados Holdings Inc. (NYSE:ARCO) (“Arcos Dorados” or the “Company”) hereby announces the results of its Annual General Shareholders’ Meeting (the “Meeting”) held in Cartagena, Colombia, on April 26, 2024. At the meeting all of the proposals were approved by the required majority of shareholders. The proposals were as follows:

1.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2023, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited), and the Notes corresponding to the fiscal year ended December 31, 2023.

2.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited), as the Company’s independent auditors for the fiscal year ended December 31, 2024.

3.	Election of the following persons as Class I Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2027:

a.	Mr. Woods Staton

b.	Mr. Sergio Alonso and,

c.	Mr. Francisco Staton

Woods Staton

Chairman of the Board